UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2016

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

7 Times Square
37TH Floor

New York NY 10036

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events.

On June 28, 2016, Wins Finance Holdings Inc. (the “Company”), repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180 and 1,480,000 shares from Bluesky LLC for $17,464,000. Bluesky LLC is a limited liability company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s Co-Chief Executive Officer. The Company will cancel the repurchased shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated July 1, 2016

WINS FINANCE HOLDINGS INC.

By: /s/ Richard Xu

Name: Richard Xu

Title: President